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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Subordinate Voting Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory A. Gilbert, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2469
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     JPMP TIW EH, LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Ontario, Canada
________________________________________________________________________________
               7.   SOLE VOTING POWER
                    120,909,138 (39,539,055 upon exercise of the Special
  NUMBER OF         Warrants), 4,817,446 upon the exercise of the SW Purchase
                    Warrants and 77,275,254 SVS)
   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
                    120,909,138 (39,539,055 upon exercise of the Special
  REPORTING         Warrants, 4,817,446 upon the exercise of the SW Purchase
                    Warrants and 77,275,254 SVS)
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,909,138 (39,539,055 upon exercise of the Special Warrants, 4,817,446 upon the exercise of the SW Purchase Warrants and 77,275,254 SVS)
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     27.8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     516145 N.B. Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New Brunswick, Canada
________________________________________________________________________________
               7.   SOLE VOTING POWER
                    120,909,238 (100 SVS owned directly plus beneficial
  NUMBER OF         ownership of all the securities JPMP TIW EH, LP may be
                    deemed to beneficially own)
   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
                    120,909,238 (100 SVS owned directly plus beneficial
  REPORTING         ownership of all the securities JPMP TIW EH, LP may be
                    deemed to beneficially own)
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,909,238 (100 SVS owned directly plus beneficial ownership of all the securities JPMP TIW EH, LP may be deemed to beneficially own)
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     27.8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     CO
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     J.P. Morgan Partners (BHCA), L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                       (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER
                    108,757,212 (including 39,539,055 shares upon the conversion
  NUMBER OF         of the Special Warrants, 4,817,446 upon the conversion of
                    the SW Purchase Warrants and 64,400,711 SVS)
   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
                    108,757,212 (including 39,539,055 shares upon the conversion
  REPORTING         of the Special Warrants, 4,817,446 upon the conversion of
                    the SW Purchase Warrants and 64,400,711 SVS)
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     108,757,212 (including 39,539,055 shares upon the conversion of the Special Warrants, 4,817,446 upon the conversion of the SW Purchase Warrants and 64,400,711 SVS)
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     25.0%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     J.P. Morgan Asia Investment Partners, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                        (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF
                    3,300,554
   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    3,300,554
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,300,554
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     .8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Asia Opportunity Fund, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                         (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    9,574,100 (including the securities beneficially owned by
  OWNED BY          CAIP(I) and CAIP(II))
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    9,574,100 (including the securities beneficially owned by CAIP(I) and CAIP(II))

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,574,100 (including the securities beneficially owned by CAIP(I) and CAIP(II))
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.5%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     CAIP Co-Investment Fund Parallel Fund (I) C.V.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Netherlands
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    799,773
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    799,773

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     799,773
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     .2%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     CAIP Co-Investment Fund Parallel Fund (II) C.V.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                        (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)


     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Netherlands
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    533,525
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    533,525

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     533,525
________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     .1%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)


     PN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is subordinate voting shares without par value (the "SVS") of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer"), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive offices of the Issuer is 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) - (c)

            This statement is being filed by JPMP TIW EH, LP ("JPMP EH"), an Ontario, Canada limited partnership, 516145 N.B. Inc. ("N.B. Inc."), a New Brunswick, Canada corporation, J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)") (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership, J.P. Morgan Asia Investment Partners, L.P. ("JAIP"), a Delaware limited partnership, Asia Opportunity Fund, L.P. ("AOF"), a Cayman Islands limited partnership, CAIP Co-Investment Fund Parallel Fund (I) C.V. ("CAIP (I)"), a Netherlands "commanditaire vennootschap", and CAIP Co-Investment Fund Parallel Fund (II) C.V., a Netherlands "commanditaire vennootschap" ("CAIP (II)", and together with JPMP (BHCA), JAIP, AOF, CAIP (I) and CAIP (II), the "JP Morgan Investors", and the JP Morgan Investors, together with JPMP EH and N.B. Inc., "JP Morgan").

            JPMP EH's principal business office is located at 1221 Avenue of the Americas, New York, New York, 10020. JPMP EH is engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP EH is N.B. Inc., a New Brunswick corporation, whose principal business office is located at the same address of JPMP EH, and is also engaged (through affiliates) in the venture capital and leveraged buyout business. Set forth on Schedule E hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of N.B. Inc. The sole owner of N.B. Inc., is JPMP (BHCA) which is described below. The JP Morgan Investors each have limited partnership interests in JPMP EH, equal to their proportionate share of the securities contributed or assigned by the JPMorgan Investors to JPMP EH.

            JPMP (BHCA)'s principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

            JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase"), which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B* hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

            JAIP (f/k/a Chase Asia Investment Partners L.P.), a Delaware limited partnership, whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020, is engaged in the venture capital and leveraged buyout business. The general partner of JAIP is J.P. Morgan Asia Equity Partners, L.P. (f/k/a Chase Asia Equity Partners, L.P.), a Cayman Islands exempted limited partnership (hereinafter referred to as "Asia Equity Partners"), whose principal business office is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. One of the managing general partners of Asia Equity Partners is JPMP Asia Equity Company (f/k/a CCP Asia Equity Company), a Cayman Islands limited duration company (hereinafter referred to as "JPMP Asia Equity Company"), whose principal business office is c/o J.P. Morgan Partners, LLC, 1221 Ave. of the Americas, New York, New York 10020, and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Liu Asia Equity Company, a Cayman Islands limited duration company (hereinafter referred to as "LAEC"), is the other Managing General Partner and the Chief Executive Officer of JPMP Asia Equity Company. The principal business office of LAEC is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. LAEC is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. The sole owner of JPMP Asia Equity Company is JPMP Master Fund, whose general partner is JPMP Capital Corp. The business office of Andrew Liu, whose principal occupation is employee/officer of LAEC, is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Asia Equity Company.

            AOF, a Cayman Island exempted limited partnership, whose principal business address is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, is engaged in the venture capital and leveraged buyout business. CAIP (I) and CAIP (II), each a Netherlands "commanditaire vennootschap", each of whose principal business address is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, are engaged in the venture capital and leveraged buyout business. The general partner each of AOF, CAIP (I) and CAIP (II) is Asia Opportunity Company, a Cayman Islands exempted company ("AOC"), whose principal business office is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. AOC is a wholly owned subsidiary of Asia Equity Partners (whose managing general partner is JPMP Asia Equity Company, which is a wholly-owned subsidiary of JPMP Master Fund and whose general partner is JPMP Capital Corp.) and is engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of AOC.

            CAIP (I) and CAIP (II) are parallel funds to AOF. The partnership agreements of CAIP (I) and CAIP(II) require that they make, manage and dispose of investments consistent with AOF's partnership agreement and on a parallel basis with AOF. As a result, AOF may be deemed to have shared voting power over the securities beneficially owned by CAIP (I) and CAIP (II) and CAIP (I) and CAIP (II) may be deemed to share voting over the securities they beneficially own. Additionally, CAIP (I), CAIP (II) and AOF may be deemed to be members of a group.

            To each of the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Persons and all persons whom information is required hereunder by virtue of the Reporting Persons' response to Item 2.

            Except as set forth on Schedules A, B, C, D and E hereto, each of the executive officers and directors of JPMP EH, N.B. Inc., JPMP (BHCA), JAIP, AOF, CAIP (I), CAIP (II), JPMP Capital Corp., JPMP Asia Equity Company, AOC, JPMP Master Fund and JP Morgan Chase is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION PURCHASE OF CAPITAL STOCK.

            TRANSACTIONS INVOLVING THE ISSUER

            All of the Issuer's securities and rights to purchase the Issuer's securities owned by the JP Morgan Investors (including the right to receive securities under the Special Warrants and SW Purchase Warrants) have been assigned by the JP Morgan Investors to JPMP EH in return for limited partnership interests in JPMP EH equal to the proportionate share of the contribution or assignment made by each individual JP Morgan Investor to JPMP EH.

            On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDs"). Pursuant to the Recapitalization (as defined in Item 6), subject, among other things, to conditions more fully described in Item 6 and pursuant to the terms of the Second Amending Agreement (as defined in Item 6), on February 5, 2002 (the "CD Conversion Date") each of JPMP (BHCA), AOF, JAIP, CAIP (I) and CAIP (II) converted their CDs (plus a certain amount of accrued and unpaid interest) into the Issuer's Subordinate Voting Shares, no par value (the "Subordinate Voting Shares" or "SVS"), pursuant to the CD Conversion (as defined in Item 6). On the CD Conversion Date, pursuant to the CD Conversion (as defined in Item 6), JPMP
(BHCA) converted US$125,000,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 64,373,218 SVS, AOF converted US$16,002,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 8,240,802 SVS, JAIP converted 6,409,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 3,300,544 SVS, CAIP (I) converted US$1,553,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 799,773 SVS and CAIP (II) converted US$1,036,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 533,525 SVS. In the aggregate, the JP Morgan Investors converted US$150,000,000 principal amount of CDs (plus a certain amount of accrued and unpaid interest) into 77,247,861 SVS (the "CD SVS"). On February 5, 2002, pursuant to the CD Conversion (as defined in Item 6) and the transactions related thereto, the JP Morgan Investors assigned the right to receive the CD SVS to JPMP EH.

            On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP
(BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation" (the "Option Plans"), options to purchase 1,639 and 820 shares of SVS, (respectively, the "May Option" and the "December Option", and together, the "Option"). Pursuant to the terms of the Option Plan, the Options were cancelled on October 12, 2001, which date is 60 days after Michael Hannon resigned from the Board (as defined below).

            In September 2000 and March 2001, the Issuer paid to JPMP (BHCA) the outstanding interest payment on the CDs in the form of shares of SVS rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from such September 2000 and March 2001 in kind interest payments. The September 2001 interest payment due on the CDs has accrued but was not paid pursuant to an interest moratorium agreement entered into among JP Morgan and the Issuer. On February 5, 2002, certain of the accrued but unpaid interest on the CDs was converted into SVS pursuant to the CD Conversion (as defined in Item
6). On February 5, 2002, pursuant to the terms of the MAPA, as amended (as defined below), the Issuer paid to JP Morgan US$182,690.11, which is equal to the interest on the accrued but unpaid interest on the CDs.

            On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants (as defined in Item 6) at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. On February 5, 2002, the Issuer issued to JPMP (BHCA) in the Second Tranche (as defined in Item 6) 30,695,178 Special Warrants (as defined in
Item 6) at a price per Special Warrant of US$0.6124765 for an aggregate purchase price of US$18,800,075.19. On February 5, 2002, the date the ESD Issuer Bid (as defined in Item 6) was successfully completed pursuant to the terms thereof as described in Item 6, JPMP (BHCA) became entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. Additionally, JPMP
(BHCA) may become entitled to an additional 5,930,858 Special Warrants (thereby increasing JPMP (BHCA)'s and N.B. Inc.'s beneficial interest by 5,930,858 SVS if the Issuer has not received by a certain date authorization from the Canadian Securities Commission and each similar Provincial authority, as applicable, for the prospectus registering the underlying securities of the SW Purchase Warrants and the Special Warrants (the "15% SW Kicker").

            On February 5, 2002, the Issuer issued to JPMP (BHCA), the SW Purchase Warrants (as defined in Item 6) entitling JPMP (BHCA) to purchase up to 4,817,446 Subordinate Voting Shares (or Common Shares, as applicable), at a price equal to US$1.00 per share from the issue date thereof until March 31, 2003. Additionally, JPMP (BHCA) may become entitled to an additional

722,617 SW Purchase Warrants (thereby increasing JPMP (BHCA)'s and N.B. Inc.'s beneficial interest by 722,617 SVS) if the Issuer has not received by a certain date authorization from the Canadian Securities Commission and each similar Provincial authority, as applicable, for the prospectus registering the underlying securities of the SW Purchase Warrants (the "15% PW Kicker") and the Special Warrants. The number of SW Purchase Warrants issuable to JPMP (BHCA), CDPQ and Telesystem was reduced by the number of warrants, issued to holders of ESDs pursuant to the Mixed Option in the ESD Issuer Bid (as defined in Item 6).

            SUBSEQUENT TRANSACTIONS

            On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to AOF, JAIP, CAIP
(I), CAIP (II), respectively. The CDs have subsequently been converted into SVS, as described above and in Item 6.

            SOURCE OF FUNDS

            The funds provided by JPMP (BHCA) for the acquisition of the CDs and the Special Warrants (in the case of the acquisition of the CDs, through its predecessor CCP Overseas Equity Partners, L.P.) were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. Any funds provided by JP Morgan for the transactions described in Item 6 will be obtained from JP Morgan's working capital, which includes funds that are held for such purpose.

ITEM 4. PURPOSE OF TRANSACTION.

            Has been amended and restated as follows:

            (a) - (c), (e) See the description of the proposed transaction in
Item 6.

            (d) Each of the (i) JP Morgan Investors, U.F. Investments (Barbados) Ltd. ("UFI"), Telesystem Ltd. ("Telesystem"), and Capital Communications CDPQ Inc. ("CDPQ", together with the JP Morgan Investors, UFI and Telesystem, the "Investors") that beneficially owns any outstanding equities securities (including equity securities convertible or exercisable for SVS) of the Issuer (the "Shares") and (ii) the Issuer, has entered into the Investor Rights Agreement, dated as of November 29, 2001, as amended and restated by the Amended and Restated Investor Rights Agreement dated January 24, 2002 (the "IRA") (a copy of which is attached hereto as Exhibit 6 and incorporated by reference into this Item 4) which became effective as of February 5, 2002 (the "Effective Date"). The IRA shall continue to be enforceable by or on behalf of (in the case of rights) and to be binding upon and enforceable against (in the case of obligations) such Investor and the Issuer: (a) until the IRA is terminated by mutual agreement of all Investors bound by the IRA at that time; (b) until only one Investor is bound by the IRA; or (c) until the Investors bound by the IRA own, in aggregate, less than one third (1/3) of the issued and outstanding Shares.

            Pursuant to the terms of the IRA, the Issuer shall (i) cause a reduction of the size of its Board of Directors (the "Board") to eight (8) members, (ii) cause the appointment to the Board of any nominees of the Investors or of the Board provided for under the IRA who are not already members of the Board, and (iii) prepare and cause to be executed such documentation as is legally or otherwise required to effect the foregoing.

            Upon and after the Effective Date, (x) the JP Morgan Investors, collectively, and (y) each of UFI, Telesystem and CDPQ, individually, shall, subject to the requirements set forth in the IRA, have the right to nominate candidates for appointment or election to the Board as follows:

            CDPQ - 1 Board member

            Telesystem - 2 Board members

            JP Morgan Investors - 2 Board members

            UFI - 1 Board member;

            Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

            Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

            (f) - (j)

Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (f) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's SVS (or Common shares, as applicable) to cease to be listed on the Nasdaq National Market System or causing the Issuer's SVS (or Common Shares, as applicable) to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 has been amended and restated as follows.

            (a) - (b) JPMP EH may be deemed the beneficial owner of 120,909,138 shares of the SVS (assuming exercise of all of the SW Purchase Warrants and the Special Warrants as described in Item 3). Based upon the 390,975,876 shares of SVS outstanding as of February 5, 2002 (assuming exercise of the SW Purchase Warrants and the Special Warrants as described in Item 3), JPMP EH's deemed beneficial ownership represents 27.8% of the SVS of the Issuer. JPMP EH has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            N.B. Inc may be deemed the beneficial owner of 120,909,238 shares of the SVS Based upon the 390,975,876 shares of SVS outstanding as of February 5, 2002 (assuming exercise of the SW Purchase Warrants and the Special Warrants as described in Item 3), N.B. Inc.'s deemed beneficial ownership represents 27.8% of the SVS of the Issuer. N.B. Inc. has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            JPMP (BHCA) may be deemed the beneficial owner of 108,757,212 shares of the SVS. Based upon the 390,975,876 shares of SVS outstanding as of February 5, 2002 (assuming exercise of the SW Purchase Warrants and Special Warrants as described in Item 3), JPMP (BHCA)'s deemed beneficial ownership represents 25.0% of the SVS of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            JAIP may be deemed the beneficial owner of 3,300,544 shares of SVS. Based upon the 390,975,876 shares of SVS outstanding as of February 5, 2002 (assuming exercise of the SW Purchase Warrants and the Special Warrants as described in Item 3). JAIP's deemed beneficial ownership represents .8% of the SVS of the Issuer. JAIP has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            AOF may be deemed the beneficial owner of 9,574,100 shares of SVS, including the securities beneficially owned by CAIP(I) and CAIP(II)). Based upon the 390,975,876 shares of SVS outstanding as of February 5, 2002 (assuming exercise of the SW Purchase Warrants and the Special Warrants as described in
Item 3), AOF's deemed beneficial ownership represents 2.5% of the SVS of the Issuer. AOF has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (I) may be deemed the beneficial owner of 799,773 shares of SVS. Based upon the 390,975,876 shares of SVS outstanding on February 5, 2002 (assuming exercise of the SW Purchase Warrants and the Special Warrants as described in Item 3), CAIP (I)'s deemed beneficial ownership represents .2% of the SVS of the Issuer. CAIP (I) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (II) may be deemed the beneficial owner of 533,525 shares of SVS. Based upon the 390,975,876 shares of SVS outstanding on February 5, 2002 (assuming exercise of the SW Purchase Warrants and Special Warrants as described in Item 3), CAIP (II)'s deemed beneficial ownership represents .1% of the SVS of the Issuer. CAIP (II) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            (c) On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants at a price per special Warrant of US$0.6124765 for an aggregate purchase price of US$5,416,666.83. On February 5, 2002, the Issuer issued to JPMP (BHCA) in the Second Tranche (as defined in Item 6) 30,695,178 Special Warrants at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$18,800,075.19. The rights under the Special Warrants issued to JPMP (BHCA) were subsequently assigned to JPMP EH. On February 5, 2002, upon the successful completion of the ESD Issuer Bid (as defined in Item 6) pursuant to the terms thereof as described in Item 6, JPMP EH became entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants to receive (subject to certain antidilution adjustments described in Item 6) one Subordinate Voting Share for each Special Warrant exercised. On February 5, 2002, the Issuer also issued 4,817,446 SW Purchase Warrants to JPMP (BHCA), entitling JPMP (BHCA) to purchase up to 4,817,446 SVS (or Common Share, as applicable) at a price equal to US $1.00 per share at any time from the issuance date thereof until March 31, 2003. The rights under the SW Purchase Warrants issued to JPMP (BHCA) were subsequently assigned to JPMP EH.

            (d) - (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 has been amended and restated as follows.

            On November 28, 2001, the Issuer entered into a master and purchase agreement, as such agreement has been amended by a certain First Amending Agreement, dated as of January 18, 2002, a certain Second Amending Agreement, dated as of January 24, 2002, and a certain Third Amending Agreement, dated as of February 5, 2002 (the "Master and Purchase Agreement" or the "MAPA") (copies of the Master and Purchase Agreement, the First Amending Agreement, the Second Amending Agreement and the Third Amending Agreement are attached hereto as
Exhibit 3, Exhibit 7, Exhibit 8 and Exhibit 10, respectively, and are incorporated by reference into this Item 6) with CDPQ, UFI, the JP Morgan Investors, and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "Recapitalization") summarized as follows and, as necessary, described in more detail below:

      - An Issuer Offer to Purchase for either (i) a combination of Subordinated Voting Shares of the Issuer (or "Common Shares", as described more fully below, as applicable) and warrants to purchase Subordinated Voting Shares of the Issuer (or "Common Shares", as described more fully below, as applicable) or (ii) a combination of cash and warrants to acquire Subordinated Voting Shares of the Issuer (or "Common Shares", as described more fully below, as applicable) (the "ESD Issuer Bid"), all of its issued and outstanding 7.00% Equity Subordinated Debentures due 2002 of the Issuer (the "ESDs");

      - An Issuer bid (the "Units Issuer Bid") to exchange all of the outstanding Units of the Issuer (representing a 54.5% equity interest in its subsidiary, Clear Wave N.V.) for Subordinate Voting Shares of the Issuer;

      - The execution of an amendment to the Issuer's Credit Agreement, dated July 3, 2001, among the Issuer and certain of its subsidiaries, as borrowers, and the financial institutions party thereto, which amendment provides for, among other things, the consummation of the Recapitalization and the transactions contemplated thereby (the "Credit Agreement Amendment");

      - A private placement of an aggregate of up to US$90 million in special warrants of the Issuer ("Special Warrants") to CDPQ, JPMP
            (BHCA) and Telesystem (the "Private Placement"), in two separate tranches of US$15 million (the "First Tranche") and up to US$75 million (the "Second Tranche");

      - The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share, exercisable on or before September 30, 2002 (the "UFI Purchase Warrants");

      - The issuance to JPMP (BHCA), CDPQ and Telesystem of warrants to purchase up to 16,350,000 Subordinate Voting Shares at US$1.00 per share, exercisable on or before March 31, 2003 (the "SW Purchase Warrants");

      -     An amendment to the Issuer's employee stock incentive plan;

      - The conversion by UFI and JP Morgan (the "CD Holders") of all of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer, plus a certain amount of the accrued and unpaid interest thereon (the "CDs"), for a total of 154,495,722 Subordinate Voting Shares of the Issuer;

      - The conversion by Telesystem of its Multiple Voting Shares of the Issuer into Subordinate Voting Shares of the Issuer; and

      - The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "Common Shares" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

                                 ESD Issuer Bid

            Pursuant to the ESD Issuer Bid, on November 29, 2001, and by amendment on January 24, 2002, the Issuer offered to purchase all of its issued and outstanding ESDs for (i) an amount of Cdn$300 cash, without interest, plus 109 warrants entitling the holder thereof to acquire one Subordinated Voting Share per warrant at a price of Cdn$1.61 at any time until March 31, 2003 (the "Mixed Option") or (ii) 308 Subordinate Voting Shares plus 30 warrants entitling the holder thereof to purchase one Subordinated Voting Share per warrant at a price of Cdn$1.61 at anytime until September 30, 2002 (the "Share Option"), for each Cdn$1,000 principal amount at maturity of, and all accrued and unpaid interest on, each ESD tendered. In conjunction with the ESD Issuer Bid, the Issuer requested that ESD holders consent to the proposed amendments (the "Proposed Amendments") to the Indenture governing the ESDs (the "Existing Indenture"). ESD holders who tendered their ESDs under the ESD Issuer Bid were deemed to have consented to the Proposed Amendments with respect to such tendered ESDs. The Issuer offered to each ESD holder who did not tender its ESDs in the ESD Issuer Bid, but who validly consent to the Proposed Amendments and did not revoke such consent on or before the Expiration Date (as defined below), the consent fee of Cdn$100 for each Cdn$1,000 principal amount at maturity of ESDs held by such ESD holder. Such consent fee was payable on February 5, 2002, the date on which the Proposed Amendments become effective. If an ESD holder's consent was either not properly delivered or was revoked on or prior to the Expiration Date, such holder did not receive the consent fee, even when the Proposed Amendments became effective as to all ESDs that are not purchased under the ESD Issuer Bid.

            The consents of ESD holders representing at least 66 2/3% in aggregate principal amount of outstanding ESDs were obtained by the Expiration Date (as defined below) (the "Requisite Consents"). Accordingly, the Proposed Amendments have been effected by a Supplemental Indenture to the Existing Indenture, which became effective on February 5, 2002 concurrently with the full payment of the purchase price for the deposited ESDs and of the consent fee. The purposes of the Proposed Amendments were, among others, to: (i) reduce the principal amount at maturity of each ESD from Cdn$1,000 to Cdn$250 and make the 7.00% cash coupon calculated on the basis of the newly defined principal amount;
(ii) modify the semi-annual 7.00% cash coupon by suspending interest during the period from August 15, 2001 until on February 5, 2002, the date the Supplemental Indenture became effective, by postponing the next cash payment date to June 30, 2002 and by fixing cash payment dates thereafter on June 30 and December 31 of each year; (iii) extend the maturity date of each ESD until December 31, 2006;
(iv) modify the options of the ESD holders to convert upon an event of default and of the Issuer to pay at maturity the principal amount of the ESDs then outstanding (and all accrued and unpaid interest thereon, in the case of an event of default) in cash or in freely tradable Subordinate Voting Shares by making the number of Subordinate Voting Shares issued in payment thereof equal to the amount payable divided by the greater of Cdn$1.00 or 95% of the then Current Market Price (as defined in the Existing Indenture) of the Subordinate Voting Shares; and (v) reduce the conversion price from Cdn$115.00 to Cdn$4.40.

            The ESD Issuer Bid, and the consent solicitation thereunder, expired at 11:59 p.m. (Montreal time), on Monday, February 4, 2002, (the "Expiration Date"). The Issuer's obligation to accept and pay for ESDs deposited under the ESD Issuer Bid were subject to, among other things: (i) the condition that the Issuer received the Requisite Consents to the Proposed Amendments; (ii) the condition that the Master and Purchase Agreement was not terminated in accordance with the terms and conditions thereof and (iii) the condition that the had accepted and paid for the Units of the Issuer tendered pursuant to the Units Lockup (as defined below). The Issuer's obligation to amend the Existing Indenture and to pay the consent fee was subject to the receipt by the Issuer of the Requisite Consents to the Proposed Amendments and to the take up and payment by the Issuer of the ESDs deposited hereunder.

                                Units Issuer Bid

            Pursuant to the Units Issuer Bid, on December 11, 2001, and by amendment on January 24, 2002 and February 5, 2002, the Issuer made an offer to the holders of its outstanding Units to purchase all of its issued and outstanding Units in exchange for 5.46 Subordinate Voting Shares for each Unit tendered. Telesystem, Caisse de depot et placement du Quebec and all its subsidiaries, including CDPQ (collectively "Caisse"), and Rogers Telecommunications (Quebec) Inc. ("Rogers") have tendered their Units in the Units Issuer Bid (the "Units Lockup"). As of November 28, 2001, Telesystem, Caisse and Rogers beneficially owned approximately 55.1% of all Units currently outstanding.

            The Units Issuer Bid expires at 11:59 p.m. (Montreal time), on Monday, February 14, 2002, unless withdrawn or extended by the Issuer. The Units Issuer Bid is not subject to any minimum tender conditions; however, the Issuer's obligation to take up and pay for Units deposited under the Units Issuer Bid is subject to, among other things: (i) the successful completion of the ESD Issuer Bid in accordance with the terms and conditions thereof as described above and (ii) the condition that the Master and Purchase Agreement had not been terminated in accordance with the terms and conditions thereof.

                                Private Placement

            The Private Placement contemplated the issuance by the Issuer of up to US$90 million in the aggregate of Special Warrants to CDPQ, Telesystem and JPMP (BHCA) for a purchase price per Special Warrant of US$0.6124765.

            On December 14, 2001, the Issuer issued in the First Tranche 9,951,402, 5,695,456 and 8,843,877 Special Warrants to CDPQ, Telesystem and JPMP
(BHCA), respectively, for an aggregate purchase price US$15,000,000. On February 5, 2002, the Issuer issued in the Second Tranche 25,829,571, 28,477,283 and 30,695,178 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, for an aggregate purchase price US$52,061,747.05. The number of Special Warrants to be issued to each of CDPQ, Telesystem and JPMP (BHCA) was reduced by 306 Special Warrants for each Cdn$1,000 in principal amount at maturity of ESD's tendered pursuant to the Share Option in the ESD Issuer Bid.

            On February 5, 2002, the ESD Issuer Bid was successfully completed (the "ESD Issuer Bid Completion Date") pursuant to the terms thereof as described above. Each holder of

Special Warrants became entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments) one Subordinate Voting Share for each Special Warrant exercised. Additionally, each of CDPQ, Telesystem and JPMP EH may become entitled to an additional 5,367,146, 5,125,911 and 5,930,858 Special Warrants, respectively, if the Issuer has not received authorization by a certain date from the Canadian Securities Commission and each similar Provincial authority, as applicable, for the prospectus registering the underlying securities of the SW Purchase Warrants and the Special Warrants.

                    Conversion of the Convertible Debentures

            Subject, among other things, to the successful completion of the ESD Issuer Bid and Units Issuer Bid pursuant to the terms described above and the execution of the Credit Agreement Amendment, and simultaneously with the conversion of all Multiple Voting Shares held by Telesystem into Subordinate Voting Shares (as described below), on February 5, 2002 the CD Holders converted (the "CD Conversion") the outstanding US$300 million principal amount of the CDs, plus the accrued and unpaid interest of US$11.6 million due September 9, 2001 (but excluding the US$365,380.22 of interest on such US$11.6 million of accrued and unpaid interest, which was paid by the Issuer to the CD Holders in cash on February 5, 2002, and the interest accruing since September 9, 2001 which has been cancelled), into 154,495,722 Subordinate Voting Shares. On November 29, 2001, the Issuer, UFI, JP Morgan and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into an amendment to the CD Indenture (the "Second Amending Agreement") (a copy of which is attached hereto as Exhibit 4 and is incorporated by reference into this Item 6) which Second Amending Agreement provided, among other things, for the CD Conversion.

                      Issuance of the UFI Purchase Warrants

            Subject, among other things, to the CD Conversion and certain antidilution adjustments, on February 5, 2002 the Issuer issued to UFI the UFI Purchase Warrants entitling UFI to purchase an aggregate of 15,000,000 Subordinate Voting Shares (or Common Shares, as applicable) at a price equal to US$1.00 per share from the issue date thereof until September 30, 2002. Additionally, UFI may become entitled to an additional 2,250,000 Purchase Warrants if the Issuer has not received authorization by a certain date from the Canadian Securities Commission and each similar Provincial authority, as applicable, for the prospectus registering the underlying securities of the SW Purchase Warrants and the Special Warrants.

                    Conversion of the Multiple Voting Shares

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, and simultaneously with the CD Conversion, on February 5, 2002 Telesystem converted each of its Multiple Voting Shares into one Subordinate Voting Share of the Issuer.

                     Issuance of the SW Purchase Warrants

            Subject to certain antidilution Issuance of the SW Purchase Warrants adjustments, on February 5, 2002 the Issuer issued to JPMP (BHCA), CDPQ and Telesystem SW Purchase Warrants entitling JPMP (BHCA),

CDPQ and Telesystem to purchase an aggregate of 4,817,446, up to 4,359,560 and up to 4,163,613 Subordinate Voting Shares (or Common Shares as applicable), respectively, at a price equal to US$1.00 per share from the issue date thereof until March 31, 2003. Additionally, each of JPMP (BHCA), CDPQ and Telesystem may become entitled to an additional 2,452,500 in the aggregate SW Purchase Warrants if the Issuer has not received authorization by a certain date from the Canadian Securities Commission and each similar Provincial authority, as applicable, for the prospectus registering the underlying securities of the SW Purchase Warrants.

          Redesignation of the Subordinate Voting Shares/Amend Issuer
                             Stock Incentive Plans

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall approve at any time prior to the calling of the Issuer's next annual meeting of shareholders, amendments to the Issuer's constituting documents in order to redesignate all of its Subordinate Voting Shares as "Common Shares" and submit said amendments and, as required under applicable laws or by regulatory authorities, certain amendments to be made to the Issuer's stock incentive plans, to the shareholders of the Issuer for approval, in accordance with applicable securities laws and the Issuer's governing statute, and in connection therewith, the Issuer shall use commercially reasonable efforts to solicit proxies in favor of the approval of such amendments. Each of Telesystem, CDPQ, UFI and JP Morgan has covenanted and agreed to vote, or to cause to be voted, its Subordinate Voting Shares and, in the case of Telesystem, its Multiple Voting Shares (including all such shares now owned or hereafter acquired) in favor of (i) the amendments to the Issuer's constituting documents providing for the redesignation of Subordinate Voting Shares as "Common Shares", and (ii) the amendments to the Issuer's employee stock incentive plans.

             Override Adjustment Upon Potential Group Determination

            Notwithstanding the provisions of the Master and Purchase Agreement to the contrary, if the Issuer's Board of Directors, acting with the benefit of legal counsel, determines in a timely manner that the issuance of the Special Warrants, the UFI Purchase Warrants and the SW Purchase Warrants, the issuance of the underlying securities upon exercise thereof, any conversion of the CDs, any conversion of New Convertible Debentures, and/or the issuance of Subordinate Voting Shares pursuant to the Units Issuer Bid, when combined with the acquisition or continuing ownership of any other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "Investor", and together, the "Investors") or any of their Affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to (i) result in any combination of the Investors and their Affiliates (other than Telesystem) (the "Non-Exempt Purchasers") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (a "Potential Group Determination") or (ii) result in CDPQ increasing its voting position in the Issuer, as of November 28, 2001, by more than 10% (on a non diluted basis), then the Non-Exempt Purchasers (in the case of (i) above) and CDPQ (in the case of (ii) above) agree to accept, in lieu of a portion of any voting securities of the Issuer which they are entitled to receive pursuant to the Master and Purchase Agreement, non-voting preferred shares of the Issuer ("Non-Voting Preferred Shares"). Such Non-Voting Preferred Shares may be issuable upon exercise of the Special Warrants or the Purchase Warrants or at a later date in exchange for Subordinate Voting Shares or Common Shares held by the Non-Exempt Purchasers or CDPQ, as the case may be (subject to any necessary regulatory approval). The aggregate amount of Non-Voting Preferred Shares to be issued shall be the amount necessary to enable the Issuer to reasonably determine that either (i) a Potential Group Determination shall not exist either at the time of the issuance or within a short period of time thereafter or (ii) CDPQ shall not increase its voting position, as of the date hereof, by more than 10% (on a non diluted basis).

            For purposes of determining the number of Non-Voting Preferred Shares to be issued, it is the intent of the Investors to ensure a reasonable cushion exists to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their Affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. Any Non-Voting Preferred Shares issued shall be allocated among the Non-Exempt Purchasers as determined (a) by agreement among the Non-Exempt Purchasers within ten calendar days after receipt by the Investors of notice from the Issuer of a Potential Group Determination or, failing such agreement,
(b) by a committee of the Issuer's Board of Directors consisting of those members not designated by any of the Investors pursuant to the IRA. Any allocation under clause (b) above shall be made on a fair and equitable basis taking into account the preservation of the intended relative voting and economic ownership positions of each of the Non-Exempt Purchasers in the Issuer as of the date of consummation of all of the transactions contemplated by the Master and Purchase Agreement and any other factors deemed relevant by such committee.

                                  Other Matters

            Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

            No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

            JP Morgan disclaims beneficial ownership of any securities beneficially owned by each of UFI, CDPQ and Telesystem.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 10  -  Third Amending Agreement to the Master and Purchase
                     Agreement, dated February 5, 2002, among the Issuer and the Investors.

      Exhibit 11  -  Joint Filing Agreement, dated February 8, 2002, among JPMP
                     EH, N.B. Inc., JPMP (BHCA), AOF, CAIP (I), CAIP (II) and JAIP.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

      Date: February 11, 2002

                                        516145 N.B. INC.


                                        By:  /s/ Michael R. Hannon
                                           ------------------------------------
                                             Name:  Michael R. Hannon
                                             Title: President

                                        JPMP TIW EH, LP

                                        By:  516145 N.B. Inc.
                                             its General Partner

                                        By:  /s/ Michael R. Hannon
                                           ------------------------------------
                                             Name:  Michael R. Hannon
                                             Title: President

                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:  JPMP Master Fund Manager, L.P.,
                                             its General Partner

                                        By:  JPMP Capital Corp.,
                                             its General Partner


                                        By:  /s/ Michael R. Hannon
                                           ------------------------------------
                                             Name:  Michael R. Hannon
                                             Title: Managing Director

                                        ASIA OPPORTUNITY FUND, L.P.

                                        By:  Asia Opportunity Company,
                                             its General Partner


                                        By:  /s/ Arnold L. Chavkin
                                           ------------------------------------
                                             Name:  Arnold L. Chavkin
                                             Title: Executive Vice President

                                        CAIP CO-INVESTMENT FUND PARALLEL
                                        FUND (I) C.V.

                                        By:  Asia Opportunity Company,
                                             its General Partner


                                        By:  /s/ Arnold L. Chavkin
                                           ------------------------------------
                                             Name:  Arnold L. Chavkin
                                             Title: Executive Vice President


                                        CAIP CO-INVESTMENT FUND PARALLEL
                                        FUND (II) C.V.

                                        By:  Asia Opportunity Company,
                                             its General Partner


                                        By:  Arnold L. Chavkin
                                           ------------------------------------
                                             Name:  Arnold L. Chavkin
                                             Title: Executive Vice President


                                        J.P. MORGAN ASIA INVESTMENT PARTNERS,
                                        L.P.

                                        By:  J.P. Morgan Asia Equity Partners,
                                             L.P., its General Partner

                                        By:  JPMP Asia Equity Company,
                                             a Managing General Partner


                                        By:  /s/ Arnold L. Chavkin
                                           ------------------------------------
                                             Name:  Arnold L. Chavkin
                                             Title: Executive Vice President


                                       2